Exhibit 99.1

Obsidian Energy Announces Third Quarter 2026 Results

CALGARY, November 5, 2026 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report our operating and financial results for the third quarter of 2026 (all amounts are in Canadian dollars unless otherwise noted).

Highlights:

•
Average production of 28,113 boe/d in the third quarter, generated strong funds flow from operations of $86.7 million with adjusted funds flow from operations of $80.7 million, excluding a $6.0 million share-based compensation recovery
•
Recent Belly River acquisition outperforming expectations with current production of ~2,600 boe/d
•
Exceptional Belly River results with 01-05 two-well pad producing 2,131 boe/d post cleanup
•
Active second-half capital program with two rigs operating in each of Peace River and Willesden Green, and a third rig mobilizing to Peace River in early December
•
Continued our return of capital initiatives by repurchasing and canceling 0.9 million shares for $13.0 million, at an average price of $15.08 per share

Three months ended September 30			Nine months ended September 30
2026		2025	2026	2025
FINANCIAL
(millions, except per share amounts)
Cash flow from operating activities	$87.0	$45.4	$165.2	$197.3
Basic per share ($/share)[1]	1.31	0.68	2.47	2.81
Diluted per share ($/share)[1]	1.26	0.66	2.39	2.74
Funds flow from operations[2]	86.7	49.7	215.5	215.6
Basic per share ($/share)[3]	1.31	0.74	3.23	3.07
Diluted per share ($/share)[3]	1.26	0.72	3.11	2.99
Adjusted funds flow from operations[2]	80.7	55.2	213.3	219.3
Basic per share ($/share)[3]	1.22	0.82	3.19	3.12
Diluted per share ($/share)[3]	1.17	0.80	3.08	3.04
Net income	18.0	16.8	41.3	47.5
Basic per share ($/share)	0.27	0.25	0.62	0.68
Diluted per share ($/share)	0.26	0.24	0.60	0.66
Capital expenditures	75.6	65.3	194.4	233.9
Property acquisitions (dispositions), net	2.7	0.3	101.1	(210.6)
Decommissioning expenditures	4.0	7.9	7.0	18.5
Long-term debt	339.1	145.4	339.1	145.4
Net debt[2]	$363.3	$219.3	$363.3	$219.3

OPERATIONS
Daily Production
Light oil (bbl/d)	6,694	4,979	6,528	7,978
Heavy oil (bbl/d)	9,999	12,586	11,040	11,844
NGL (bbl/d)	2,650	1,955	2,328	2,401
Natural gas (mmcf/d)	53	47	51	56
Total production[4] (boe/d)	28,113	27,316	28,346	31,518

Average sales price (before hedging)[1]
Light oil ($/bbl)	$117.05	$86.67	$116.05	$94.56
Heavy oil ($/bbl)	93.73	67.93	86.53	66.35
NGL ($/bbl)	43.02	36.44	47.35	44.53
Natural gas ($/mcf)	$1.63	$0.91	$1.87	$1.77

Netback ($/boe)
Sales price	$68.31	$51.26	$67.66	$55.39
Risk management gain (loss)	(0.94)	(0.33)	(7.06)	0.02
Net sales price	67.37	50.93	60.60	55.41
Royalties	(11.37)	(6.56)	(8.75)	(7.06)
Transportation	(4.68)	(4.46)	(5.05)	(4.63)
Net operating costs[3]	(15.08)	(15.01)	(14.72)	(14.84)
Netback[3] ($/boe)	$36.24	$24.90	$32.08	$28.88

(1)
Supplementary financial measure. See ‘Non-GAAP and Other Financial Measures’.
(2)
Non-GAAP financial measure. See ’Non-GAAP and Other Financial Measures’.
(3)
Non-GAAP ratio. See ’Non-GAAP and Other Financial Measures’.
(4)
Please refer to the 'Oil and Gas Information Advisory' section below for information regarding the term "boe".

PRESIDENT'S MESSAGE

“During the third quarter, we made meaningful progress across our light oil and heavy oil portfolios, demonstrating the expanding scale of our development programs in Peace River and Willesden Green,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “With two rigs currently active in each area, we are advancing a balanced portfolio of high-return light and heavy oil opportunities and are reaffirming our ~31,000 boe/d December exit rate. We are particularly encouraged by the outstanding post-cleanup performance of our two Belly River wells at Crimson 01-05, which recently produced 2,131 boe/d, including 65% liquids, over the last 19 days, representing the highest rates we have experienced in the area and further validating another fairway in the play. We are confident that continued refinements to our well clean-up practices will drive significantly improved start-up results and support more stable production.”

“Looking ahead, alongside continued Belly River development, a third drilling rig will be added in Peace River in early December. This will accelerate our winter drilling program and support further expansion of our Clearwater waterflood initiatives. We are also making strategic infrastructure investments, including the planned Wilson Creek / Willesden Green facility integration, the recently completed tank farm expansion at our 13-27 Crimson facility, the ongoing expansion of our Peace River road network, to enhance our operating flexibility and unlock additional high-quality drilling inventory, as well as the addition of incremental waterflood injectors at our Dawson field.”

“Our financial results reflect the quality of our asset base and the benefits of higher realized oil prices, generating third-quarter FFO of $86.7 million and AFFO of $80.7 million. We continued to invest in high-return development opportunities while returning capital to shareholders through the repurchase and cancellation of approximately 0.9 million shares during the third quarter. Through accelerating development programs, advancing infrastructure initiatives, and disciplined capital allocation we are positioned to deliver sustainable growth and long-term shareholder value. Assuming a constructive commodity price environment, we expect average production growth of approximately 20% in 2027 compared to 2026 with potential upside beyond that should commodity prices prove conducive."

2026 THIRD QUARTER Highlights

•
Funds Flow from Operations ("FFO") – The Company generated FFO of $86.7 million ($1.31 per share basic), a substantial increase from $49.7 million ($0.74 per share basic) in the third quarter of 2025. The increase was mainly driven by higher realized oil prices, while higher light oil production also contributed to an improved netback and, consequently, higher FFO. The Company also recorded a $6.0 million share-based compensation recovery, reflecting an unrealized gain on our prepaid equity forward contracts resulting from the increase in our share price from $11.61 at June 30, 2026, to $14.69 at September 30, 2026. We currently have approximately 5.5 million shares contracted at a weighted average price of $9.94 per share.
•
Adjusted Funds Flow from Operations ("AFFO") – The Company generated AFFO of $80.7 million ($1.22 per share basic), up from $55.2 million ($0.82 per share basic) in the third quarter of 2025. Reflecting the Company’s share price appreciation during the third quarter of 2026, the $6.0 million share-based compensation recovery has been excluded from AFFO.
•
Capital Program – The Company continued to advance its second-half capital program, with two rigs operating across each of Peace River and Willesden Green. Third quarter capital expenditures totaled $75.6 million, compared with $65.3 million in 2025, while decommissioning expenditures decreased to $4.0 million from $7.9 million in 2025. The Company also continued to expand its Clearwater waterflood initiatives in Peace River, commissioning eight (8.0 net) injectors since September.

•
Net Operating Costs – Net operating costs were stable in the third quarter of 2026 at $15.08 per boe compared to $15.01 per boe in 2025. During the quarter, the Company completed planned turnarounds as well as additional repair and maintenance activities in Peace River in response to continued wet weather conditions.
•
G&A Costs – General and administrative ("G&A") costs trended slightly lower in the third quarter of 2026 at $4.8 million, or $1.83 per boe, compared to $4.9 million, or $1.95 per boe, in the third quarter of 2025.
•
Net Debt – Net debt was $363.3 million as at September 30, 2026, compared to $240.1 million as at December 31, 2025, reflecting the $98.0 million acquisition of Belly River light oil assets in the Wilson Creek area of Willesden Green (the "Belly River Acquisition"), which closed on June 30, 2026, and our share buyback program.
o
In July 2026, the Company issued an additional $75.0 million aggregate principal amount of our existing 8.125% senior unsecured notes due December 3, 2030 (the "Notes"), bringing the total aggregate principal amount outstanding to $250.0 million. The effective yield of the new issuance was 7.186%. In addition, we increased the commitment amount under our syndicated credit facility by $25 million to $275 million. Together, these two transactions replaced the liquidity used in the Belly River Acquisition.
•
Share Buyback Program – The Company continued to advance its return-of-capital initiatives during the third quarter of 2026 through its active share buyback program. We repurchased and cancelled approximately 0.9 million shares for $13.0 million, at an average price of $15.08 per share.
o
We have repurchased and cancelled approximately 19.9 million shares or 24% of our outstanding shares since our normal course issuer bid ("NCIB") program began in 2023 at an average price of $9.08 per share for $180.8 million.

•
Prepaid Equity Forward Program – We entered into prepaid equity forward contracts on a total of 50,000 shares during the third quarter of 2026 for $0.7 million or $13.70 per share.
o
Since launching this initiative in 2025, the Company has entered into prepaid equity forward contracts covering 5,480,000 shares at a weighted average price of $9.94 per share. These contracts mature in 2028 and 2029, however, we have the ability to monetize or extend them at our discretion, which provides the Company with additional flexibility.
•
Net Income – The Company recorded net income of $18.0 million ($0.27 per share basic) in the third quarter of 2026 compared to net income of $16.8 million ($0.25 per share basic) in 2025. In 2026, net income was driven by strong production revenues mainly due to higher oil prices.

2026 THIRD QUARTER OPERATIONAL HIGHLIGHTS

During the third quarter, the Company continued to advance its light oil and heavy oil growth initiatives through active development programs, expansion of our Clearwater waterflood program, strong well performance and strategic infrastructure investments.

Third-quarter production averaged 28,113 boe/d, compared with 27,316 boe/d in the third quarter of 2025. Production in the third quarter of 2026 was affected by ~600 boe/d due to a third-party compressor downtime affecting the recently acquired Belly River assets during July and August and by weather-related delays to our development program in July. Operations returned to plan in August, and the acquired Belly River assets are now performing above expectations, recently averaging 2,600 boe/d.

Highlights of our development program were as follows:

LIGHT OIL ASSET HIGHLIGHTS

Our light oil program continues to advance at Willesden Green, with strong early results from new Belly River production and infrastructure investments underway to support future growth.

•
Record Belly River Production at Crimson 01-05 — Two (2.0 net) Belly River wells were brought on production on this pad in the third quarter, delivering the strongest rates seen to date in the area. Following a clean-up period consistent with the broader Belly River development, both wells are now flowing at exceptional rates as load water declines.
o
Average total production on the two-well pad over the last 19 days was 2,131 boe/d (65% liquids), with a water cut of 34%. Comparatively, the pad displayed an IP30 production of approximately 147 boe/d (81% liquids) and a water cut of 59%. The production from the pad continued to increase substantially as the wells progressed through their clean-up period with a large performance improvement after 38 days coinciding with the transition from pumping to flowing.
•
02-17 well is exceeding expectations, producing an exceptional 1,593 boe/d over the last 19 days, including 69% liquids, while water cuts have declined to just 15%.
•
11-29 well also continues to steadily clean up, while delivering strong produced rates of 538 boe/d (60% liquids) and a water cut of 52% over the same period. With load water production continuing at a steady pace, the water cut on the 11-29 well is expected to continue to decline.

•
Belly River Optimization – We continue to optimize cleanup times on our future Belly River wells, having implemented several updated operating practices. These include proactive pump changes and reconfigurations earlier in the clean-up process, and if necessary, utilizing jointed pipe cleanouts to improve flow paths. In addition, following a high-rate production period, pumps are reinstalled with an enhanced downhole configuration to improve run time and pump efficiency. These practices have increased production rates and supported more stable production.
•
Facility Upgrade – We completed a planned upgrade to the tank farm at our Crimson 13-27 facility in October, enhancing infrastructure to support ongoing operations and future production growth in the area.
•
Infrastructure Expansion – We are advancing a strategic infrastructure expansion to integrate our recently acquired Wilson Creek property with our legacy Willesden Green operating area. The project includes a new battery and associated pipelines, creating meaningful additional capacity to support future production growth and development. Construction is expected to begin in late 2026, with the battery anticipated to be completed in 2027.

HEAVY OIL ASSET HIGHLIGHTS

Our Heavy Oil program in Peace River continued to advance during the third quarter, with two drilling rigs active in the area resulting in 11 (11.0 net) wells rig released, including four (4.0 net) Clearwater injection wells. A third rig is scheduled to mobilize in early December, supporting the expansion of our winter heavy oil drilling program and accelerating production growth in the area.

•
Strong Production Results – Five (5.0 net) producing wells were brought on production during the quarter, with results as follows:
o
HVS 16-18 Bluesky pad: two (2.0 net) wells achieved an average IP30 of 408 boe/d per well (100% oil). The third and final well on the pad was brought on production in early October and has attained an average IP20 of 181 boe/d (100% oil).
o
Dawson 08-24 Clearwater pad: three (3.0 net) wells achieved an average IP30 of 196 boe/d per well (100% oil).

•
Clearwater Waterflood Expansion – We now have 16 (16.0 net) Clearwater injection wells operating across approved enhanced oil recovery waterflood patterns in the Dawson, Nampa and West Dawson fields. Of these, eight injectors (8.0 net) are new: six (6.0 net) commenced injection in September and October, while two (2.0 net) are being commissioned. These wells continue to support the Company’s integrated, full-field waterflood development strategy.
•
Infrastructure Advancement – Construction of the North Walrus all-season access road is ongoing. The road will support production reactivation and provide access to additional near-term drilling inventory and exploration opportunities.

wells rig released and on production 2026

	Q1-Q3 2026	Q4 2026E	2026E
	Gross (Net) Wells	Gross (Net) Wells	Gross (Net) Wells

Heavy Oil Assets
Peace River (Bluesky)	5 (5.0)	4 (3.7)	9 (8.7)
Peace River (Clearwater)	12 (12.0)	3 (3.0)	15 (15.0)

Light Oil Assets
Willesden Green (Cardium)	1 (1.0)	3 (3.0)	4 (4.0)
Willesden Green (Belly River)	11 (11.0)	10 (10.0)	21 (21.0)

New Ventures
New Ventures	1 (1.0)	1 (1.0)	2 (2.0)

Development wells	30 (30.0)	21 (20.7)	51 (50.7)

Injector Wells	12 (12.0)	7 (7.0)	19 (19.0)

Total Operated Wells[1]	42 (42.0)	28 (27.7)	70 (69.7)

(1)
Including the last well of our 2025 program rig released on January 2, 2026
(2)
In addition, Obsidian Energy expects to participate in 10 (4.5 net) non-operated wells

HEDGING UPDATE

Currently, we have the following contracts outstanding on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price (US$/bbl)
Oil
WTI Collar	7,300	November 2026	$88.40 - 100.02
WTI Collar	750	December 2026	97.00 - 107.00
WTI Collar	1,200	January 2027 - June 2027	$82.81 - 95.44

Type	Notional Amount ($ millions)	Remaining Term	Price (C$)
FX forward contract	$19.6	November 2026	$1.4088
FX forward contract	$21.1	December 2026	$1.4126

Type	Volume (mcf/d)	Remaining Term	Price (C$/mcf)
Natural Gas
AECO Swap	9,479	November 2026 - March 2027	$2.95

Type	Volume (bbls/d)	Remaining Term	Price (US$/bbl)
WCS Differential (Physical)
WCS Differential	1,630	November 2026	$17.25
WCS Differential	1,630	December 2026	$17.25

Type	Share Volume	Remaining Term (1)	Price (C$)
Equity
Equity Forward Contract	720,000	September 2028	$8.89
Equity Forward Contract	1,300,000	October 2028	8.72
Equity Forward Contract	550,000	November 2028	8.43
Equity Forward Contract	715,000	December 2028	8.31
Equity Forward Contract	450,000	January 2029	8.76
Equity Forward Contract	680,000	February 2029	10.18
Equity Forward Contract	710,000	April 2029	13.82
Equity Forward Contract	85,000	June 2029	15.10
Equity Forward Contract	50,000	August 2029	13.70
Equity Forward Contract	220,000	November 2029	$15.87

Total share volume	5,480,000	Weighted average price	$9.94

(1)
The Company can settle the contract, or a portion of the contract, at any time.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation on our website, www.obsidianenergy.com, in due course.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and is listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2026, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: AFFO; FFO, free cash flow (“FCF”), netback, net debt and net operating costs. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and nine months ended September 30, 2026, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of AFFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: AFFO (basic per share ($/share) and diluted per share ($/share)), which use AFFO as a component; FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; netback ($/boe), which uses netback as a component; net debt to FFO, which uses net debt and FFO as components; and net operating costs ($/boe), which uses net operating costs as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and nine months ended September 30, 2026, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three and nine months ended September 30, 2026, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO, AFFO and FCF

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2026	2025	2026	2025
Cash flow from operating activities	$87.0	$45.4	$165.2	$197.3
Change in non-cash working capital	(20.7)	(11.6)	(6.9)	(13.1)
Decommissioning expenditures	4.0	7.9	7.0	18.5
Equity forward contracts	16.8	7.4	49.2	7.4
Onerous office lease settlements	-	-	-	0.7
Deferred financing costs	(0.4)	(0.4)	(1.3)	(1.4)
Restructuring charges	0.4	0.1	0.7	0.9
Transaction costs	0.2	0.9	1.4	5.3
Other expenses	(0.7)	-	0.1	-
Settlement of restricted share units	0.1	-	0.1	-
FFO	86.7	49.7	215.5	215.6
Deferred share units	6.8	3.3	13.9	2.1
Performance share units	3.3	2.3	10.9	1.7
Equity forward contracts gain (loss)	(16.1)	(0.1)	(27.0)	(0.1)
AFFO	$80.7	$55.2	$213.3	$219.3
Capital expenditures	(75.6)	(65.3)	(194.4)	(233.9)
Decommissioning expenditures	(4.0)	(7.9)	(7.0)	(18.5)
Free Cash Flow	$1.1	$(18.0)	$11.9	$(33.1)

Netback to Sales Price

	Three months ended September 30		Nine months ended September 30
(millions)	2026	2025	2026	2025
Sales price	$176.6	$128.8	$523.5	$476.6
Risk management gain (loss)	(2.4)	(0.8)	(54.6)	0.2
Royalties	(29.4)	(16.5)	(67.7)	(60.8)
Transportation	(12.1)	(11.2)	(39.1)	(39.8)
Net operating costs	(38.9)	(37.7)	(113.8)	(127.7)
Netback	$93.8	$62.6	$248.3	$248.5

Net Operating Costs to Operating Costs

	Three months ended September 30		Nine months ended September 30
(millions)	2026	2025	2026	2025
Operating costs	$42.5	$41.3	$124.5	$140.0
Less processing fees	(2.0)	(1.7)	(6.1)	(7.1)
Less road use recoveries	(1.6)	(1.9)	(4.6)	(5.2)
Net operating costs	$38.9	$37.7	$113.8	$127.7

Net Debt to Long-Term Debt

	As at September 30
(millions)	2026	2025
Long-term debt
Syndicated credit facility	$92.0	$67.0
Senior unsecured notes (8.125%, maturing December 3, 2030)	250.0	-
Senior unsecured notes (11.95%, maturing July 27, 2027)	-	80.8
Unamortized premium (discount) of senior unsecured notes	2.0	(0.6)
Deferred financing costs	(4.9)	(1.8)
Total	339.1	145.4

Working capital deficiency
Cash	(0.8)	(1.0)
Accounts receivable	(91.8)	(60.9)
Prepaid expenses and other	(14.4)	(13.4)
Prepaid equity forward contracts[1]	(77.3)	(7.4)
Accounts payable and accrued liabilities	208.5	149.2
Total	24.2	66.5

Net debt	$363.3	$211.9

(1)
The Company includes prepaid equity forward contracts in our working capital deficiency given we have paid for these contracts upon entering them and the corresponding share-based compensation liabilities are included in Accounts Payable and Accrued Liabilities.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
cP	Centipoise	GJ	gigajoule

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for drilling rigs in the future; our expectation for clean-up practices and the impact that they will have; our winter drilling program and expansion of our waterflood initiatives; our expected 2026 exit production rate; our facility and road expansion expectations and timelines; how we plan to deliver sustainable growth and long-term shareholder value; our expected average production growth in 2027 compared with 2026 based on certain commodity price assumptions; our flexibility in connection with monetizing or extending our prepaid equity forward contracts in the future; our expected rig start, release and on production dates; our expected development program; our hedges; and that we will file our updated corporate presentation and interim consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health-related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through its NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; risks associated with the refusal of the U.S. to renew the Canada-United States-Mexico Agreement ("CUSMA") by the July 1, 2026 deadline, including the risk that the U.S. ultimately withdraws from CUSMA or that CUSMA is renegotiated and renewed on terms that are less favourable to Canada, either of which could result in a significant increase in trade barriers, which could in turn have a material adverse effect on the Canadian and U.S. economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the impact on energy demand and commodity prices of regional and/or global health-related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our senior unsecured notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East, particularly between Iran, the United States and Israel; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health-related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, is included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com